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                            December 21, 2023

       Bryan R. McKeag
       Chief Financial Officer
       Heartland Financial USA, Inc.
       1800 Larimer Street
       Suite 1800
       Denver, Colorado 80202

                                                        Re: Heartland Financial
USA, Inc.
                                                            Form 10-Q for
Quarterly Period Ended June 30, 2023
                                                            Response dated
November 9, 2023
                                                            File No. 001-15393

       Dear Bryan R. McKeag:

              We have reviewed your November 9, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Form 10-Q for Quarterly Period Ended June 30, 2023

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations

   1. We note your response to prior comment 1. Your presentation of adjusted tangible common equity (
Adjusted TCE   ), which excludes the impact of accumulated other
                                                        comprehensive income
(loss) (   AOCI   ) represents an individually tailored accounting
                                                        measure given that the
adjustment to exclude accumulated other comprehensive income
                                                        (loss) has the effect
of changing the recognition and measurement principles required to be applied in
accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from
your future filings. Refer to Question 100.04 of the Division of
                                                        Corporation Finance   s
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures and Rule
100(b) of Regulation G.
 Bryan R. McKeag
Heartland Financial USA, Inc.
December 21, 2023
Page 2

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBryan R. McKeag                        Sincerely,
Comapany NameHeartland Financial USA, Inc.
                                                         Division of
Corporation Finance
December 21, 2023 Page 2                                 Office of Finance
FirstName LastName